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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                             Trover Solutions, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   42220K101
                                 (CUSIP Number)


                               December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 42220K101                   13G                     PAGE 2 OF 6 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PATRICK B. MCGINNIS

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

NUMBER OF                 5    SOLE VOTING POWER                       532,291*
SHARES
BENEFICIALLY              6    SHARED VOTING POWER                       5,000*
OWNED BY
EACH                      7    SOLE DISPOSITIVE POWER                  532,291*
REPORTING
PERSON WITH               8    SHARED DISPOSITIVE POWER                  5,000*

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        537,291*

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%**

12       TYPE OF REPORTING PERSON

         IN


---------

*        As of April 26, 2004.

** Based on 8,500,963 issued and outstanding shares of Trover Solutions, Inc.'s common stock as of April 26, 2004.


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CUSIP NO. 42220K101                   13G                     PAGE 3 OF 6 PAGES


ITEM 1(A).  NAME OF ISSUER:

         Trover Solutions, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1600 Watterson Tower
         Louisville, Kentucky  40218

ITEM 2(A).  NAME OF PERSON FILING:

         Patrick B. McGinnis

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Trover Solutions, Inc.
         1600 Watterson Tower
         Louisville, Kentucky  40218

ITEM 2(C).  CITIZENSHIP:

         United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2(E).  CUSIP NUMBER:

         42220K101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
                  Act.
         (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.
         (d) [ ] Investment company registered under section 8 of the Investment Company Act.


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CUSIP NO. 42220K101                   13G                     PAGE 4 OF 6 PAGES

         (e)  [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 537,291 shares of common stock beneficially owned, of which 5,000 shares are held by Mr. McGinnis's spouse and 418,000 shares are not currently outstanding but may be acquired within 60 days upon the exercise of stock options.

         (b)      Percent of class: 6.3% in the aggregate.**

         (c)      Number of shares as to which such person has:

                  (i)      Sole Power to Vote or Direct the Vote: 532,291*

                  (ii)     Shared Power to Vote or Direct the Vote: 5,000*

                  (iii)    Sole Power to Dispose or Direct the Disposition:
                           532,291*

                  (iv)     Shared Power to Dispose or Direct the Disposition:
                           5,000*


---------
** Based on 8,500,963 issued and outstanding shares of Trover Solutions, Inc.'s common stock as of April 26, 2004.

*        As of April 26, 2004.
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CUSIP NO. 42220K101                   13G                     PAGE 5 OF 6 PAGES


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

If a group has filed this schedule, pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A


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CUSIP NO. 42220K101                   13G                     PAGE 6 OF 6 PAGES


ITEM 10. CERTIFICATIONS.

         N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       April 27, 2004
                                             ----------------------------------
                                                            DATE

                                                  /s/ Patrick B. McGinnis
                                             ----------------------------------
                                                          SIGNATURE

                                                      Patrick B. McGinnis
                                             ----------------------------------
                                                          NAME/TITLE